Via EDGAR

FAT Brands Inc.

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

July 7, 2020

Daniel Morris

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FAT Brands Inc. (the “Company”)
Withdrawal of Acceleration Request
Registration Statement on Form S-1 (File No. 333-239032)

Dear Mr. Morris:

Reference is made to our letter, filed as correspondence via EDGAR on July 2, 2020, in which we requested acceleration of the effective date of the above-referenced Registration Statement for Tuesday, July 7, 2020, at 5:00pm Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date of the above-referenced Registration Statement.

If you require any additional information, please contact Allen Sussman of Loeb & Loeb LLP via email at asussman@loeb.com or telephone at (310) 282-2375.

Sincerely,

FAT Brands Inc.

/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer